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                                                                    EXHIBIT 4


                                     KOMAG, INCORPORATED



                       ___________________________, 1997



________________________
________________________
________________________


Dear ___________:

                 We are pleased to inform you of your selection as a participant in the Company's Deferred Compensation Plan. The Plan is a non-qualified and unfunded program (the "Non-Qualified Plan") which is comprised of two separate programs:

                 - the DEFERRAL ELECTION PROGRAM which will allow you to defer part of your base salary and bonus each year, and

                 - the SUPPLEMENTAL CONTRIBUTION PROGRAM which will supplement the benefits provided you under the deferred profit- sharing program in effect under the Company's existing Savings and Deferred Profit-Sharing Plan, a tax-qualified plan under the Internal Revenue Code (the "Qualified Plan"), and will accordingly protect you against any reduction in the profit-sharing benefits available to you under the Qualified Plan which result from certain limitations imposed by the Internal Revenue Code.

                 As a participant in the Qualified Plan, you may elect to contribute up to 12% of your earnings each pay period on a pre-tax basis to the individual account maintained on your behalf under the Qualified Plan.
However, the actual amount you may contribute each year is subject to reduction in accordance with the following limitations imposed under the Internal Revenue
Code:

                - Not more than $150,000 of compensation may be taken into account as the base upon which your percentage contribution may be made, and with a 12% maximum 401(k) election, you could not contribute more than $18,000 to the Qualified Plan by virtue of this particular limitation.
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                -         However, you may not contribute more than the
         maximum dollar amount permitted as a 401(k) contribution under the Internal Revenue Code for each calendar year. For the 1997 calendar year, the limit is $9,500.00.

                - In addition, your 401(k) contribution may be further limited pursuant to the non-discrimination standards imposed under the Internal Revenue Code so as to assure that the pre-tax contributions made by highly-compensated participants are not significantly greater than the contributions made by the non-highly compensated group.

                 Your participation in the Qualified Plan will also allow you to share in the semi-annual profit-sharing contribution made to that Plan. The contribution is allocated among the participant accounts in accordance with the compensation paid to each participant during the semi-annual interval.
However, the Internal Revenue Code will now limit the amount of compensation which may be taken into account per participant for each semi-annual interval to $75,000, subject to future cost-of-living adjustments. Accordingly, your share of each semi- annual profit-sharing contribution to the Qualified Plan is likely to be reduced as a result of this particular limitation.

                 The new Non-Qualified Plan will allow you the opportunity to recover the benefits you would otherwise lose by reason of the foregoing Internal Revenue Code limitations and will operate in the following manner:

                           DEFERRAL ELECTION PROGRAM

                 You will have the right to defer part of the base salary and any Management Bonus Plan or Discretionary Bonus Plan award you earn for each calendar year you participate in the Plan. However, the maximum amount which you may defer each calendar year will be determined in accordance with the following formula:

                         - up to twelve percent (12%) of the base salary earned for the calendar year, plus

                          - up to twelve percent (12%) of any Management Bonus Plan or Discretionary Bonus Plan award earned for that calendar year, less
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__________________________                              ________________, 1997
                                                                        Page 3


                          - the maximum amount which may be contributed on your behalf as a Section 401(k) contribution for that calendar year in accordance with the non-discrimination standards of the Internal Revenue Code and the applicable dollar limitation in effect for that year under the Code (currently $9,500).

                 Your deferral election must be made in compliance with all of the following requirements:

                          - The election must be made by filing the attached Deferral Election Form with the Company's Vice President, Finance. The form must be filed prior to the start of the calendar year for which the base salary or bonus subject to such election is earned.

                          - The election, once made, will be irrevocable with respect to the calendar year for which it is made and will apply to any salary increases which occur during that year.

                 NOTE: The actual deferral of base salary pursuant to your deferral election will not begin until such time as the maximum Section 401(k) contribution permissible under the Internal Revenue Code for the calendar year has been made on your behalf to the Qualified Plan in accordance with your
Section 401(k) election in effect for that year or would have been made in the absence of any voluntary reduction to your Section 401(k) election for that year. The portion of the bonus which is the subject of your deferral election will be deferred under the Non-Qualified Plan only if the remaining portion of that bonus is paid after the maximum Section 401(k) contribution permissible under the Internal Revenue Code for the calendar year of payment has been made on your behalf to the Qualified Plan in accordance with your
Section 401(k) election in effect for that year or would have been made in the absence of any voluntary reduction to your Section 401(k) election for that year.

                 All salary and bonus deferred under the Non-Qualified Plan will be credited to the Deferral Election Account maintained on your behalf on the books and records of the Company.
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                                                                        Page 4

                Should any Section 401(k) contribution actually made on your behalf to the Qualified Plan be subsequently refunded in whole or in part by reason of any of the foregoing Internal Revenue Code limitations, then the refunded amount cannot under applicable tax regulations be credited to your Deferral Election Account under the Non-Qualified Plan and will accordingly be taxable to you for the year for which such refund is made.

                       SUPPLEMENTAL CONTRIBUTION PROGRAM

                 A Supplemental Profit-Sharing Account will also be maintained for you under the Non-Qualified Plan and will credited on each semi-annual interval within the Plan Year with an amount equal to the excess of A over B below:

                          A is the dollar amount of the profit-sharing contribution (plus forfeitures) which would have been allocated to your account under the Qualified Plan for such semi-annual interval had the compensation taken into account for you for that semi-annual interval not been limited by the Internal Revenue Code (currently $75,000 per semi-annual period).

                          B is the actual dollar amount of the profit-sharing contribution (plus forfeitures) allocated for such semi- annual interval to the discretionary contribution account maintained for you under the Qualified Plan.

                              ADDITIONAL FEATURES

                 The following additional features of the Non-Qualified Plan should be noted.

                 * Your Deferral Election and Supplemental Profit-Sharing Accounts (the "Non-Qualified Plan Accounts") will be book accounts only. Should the Company elect to establish a trust fund for the payment of your Non-Qualified Plan Accounts, the assets of that trust will remain subject to the claims of the Company's creditors in the event of the Company's insolvency.

                 * The balance credited to your Deferral Election Account will be deemed to be invested in the same investment funds in which your Section 401(k) account under the Qualified Plan is actually invested, and the balance credited to each of your Supplemental
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__________________________                              ________________, 1997
                                                                        Page 5


Profit-Sharing Account will be deemed to be invested in the same investment funds in which your corresponding profit-sharing account under the Qualified Plan is actually invested. Accordingly, on each valuation date under the Qualified Plan, each of your Non-Qualified Plan Accounts will be adjusted to reflect the investment gains, earnings or losses that Account would have actually realized had it been invested for the valuation period in the same investment funds as your corresponding account under the Qualified Plan. In no event, however, will the Company be obligated to make an actual investment of its assets in the investment fund or funds which serve as the measure of the investment return on your Non-Qualified Plan Accounts.

                 * You will at all times be fully vested in your Deferral Election Account, and you will be vested in your Supplemental Profit-Sharing Account to the same extent your are at the time vested in your profit-sharing account under the Qualified Plan. Upon your termination of employment, any unvested balance of your Supplemental Profit-Sharing Account will be immediately forfeited.

                 * The vested balance of your Non-Qualified Plan Accounts will become due and payable in accordance with the following provisions:

                          - Should your employment terminate by reason of death or disability, then the entire vested balance of your Non-Qualified Plan Accounts will be paid in a lump sum within ninety
         (90) days after the date of such termination.

                          - Should your employment terminate for any other reason when the vested balance in your Non-Qualified Plan Accounts exceeds Ten Thousand Dollars ($10,000), then that balance will be paid in a lump sum at the end of the one-year period measured from the date your employment terminates. However, if such cessation of employment occurs within eighteen (18) months after certain changes in control or ownership of the Company, then the vested balance of your Non-Qualified Plan Accounts will be paid in a lump sum within thirty (30) days thereafter.

                          - Should your employment terminate other than by reason of death or disability when the vested balance in your Non-Qualified Plan Accounts is Ten Thousand Dollars ($10,000) or less, then that balance will be
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         paid in a lump sum within thirty (30) days after the date your employment terminates.

                 * In the event of an unforeseeable and extraordinary financial hardship, you may apply for an immediate distribution from your Deferral Election Account in an amount necessary to meet such financial hardship.

                 * Should you die before distribution of the entire vested balance of your Non-Qualified Plan Accounts, then the unpaid vested balance will be paid to your designated beneficiary under the Qualified Plan at the same time such balance would have been paid to you under the Non-Qualified Plan had you survived.

                 * All payments made under the Non-Qualified Plan will be immediately taxable and will be subject to the Company's withholding of all required Federal, State and local income and employment taxes.

                 * The Company's obligation to pay the vested balance of your Non-Qualified Plan Accounts will at all times be an unfunded and unsecured obligation, and you must look solely and exclusively to the general assets of the Company for the payment of those Accounts. In the event the Company should elect to establish a grantor trust arrangement for the payment of your benefits under the Non- Qualified Plan, then those benefits will be paid from the assets of that trust, subject, however, to the claims of the Company's creditors should the Company become insolvent.

                 * Your participation in the Non-Qualified Plan will not be deemed to provide you with any right to remain in the employ of the Company for any period of specific duration, and your employment may be terminated at any time, with or without cause.

                 * The Board of Directors may at any time amend the provisions of the Non-Qualified Plan to any extent and in any manner the Board may deem advisable. The Non-Qualified Plan may also be terminated at any time. However, no such plan amendment or termination will adversely affect the benefits you have accrued to date under the Non-Qualified Plan or otherwise reduce the then outstanding balance credited to your Non-Qualified Plan Accounts.
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__________________________                              ________________, 1997
                                                                        Page 7


                 * The Non-Qualified Plan contains a formal claims review process should there ever arise an instance where there is a question concerning your benefit entitlements under the Non-Qualified Plan.

                 * You may not transfer, assign, pledge or otherwise encumber your interest in the benefits payable to you under the Non- Qualified Plan.

                 * To the maximum extent possible, the terms and provisions of the Non-Qualified Plan will be applied and interpreted in strict conformity with the terms and provisions of the Qualified Plan so as to assure that the Non-Qualified Plan provides only the amount of benefits which are unavailable to you under the Qualified Plan by reason of the Internal Revenue Code limitations on (i) the dollar amount of compensation which may be taken into account under the Qualified Plan, (ii) the maximum Section 401(k) contribution which may be made per calendar year and (iii) the maximum contribution permitted under the non-discrimination standards of the Internal Revenue Code.

                 * The Non-Qualified Plan is intended to constitute an unfunded deferred compensation arrangement for a highly compensated individual, and all rights under the Non-Qualified Plan are to be construed, administered and governed in all respects in accordance with the provisions of ERISA applicable to such an arrangement and, to the extent not pre-empted thereby, by the laws of the State of California.

                 The foregoing summary is not a complete description of all the applicable terms and conditions of the Non-Qualified Plan. A copy of the complete plan document is attached to this letter, and you should review that document carefully so that you understand all the rights, benefits and limitations in effect for the individuals selected for participation in the Non-Qualified Plan. Should you have any questions concerning the Non-Qualified Plan, pleases address them to _____________________ at the Company's Headquarters in San Jose, CA.

                 The Company is pleased to make the benefits of the Non-Qualified Plan available to you in recognition of the valuable service you have rendered the Company and as an incentive for you to remain in the Company's employ. We believe that your participation in the Non- Qualified Plan will form an important part of your overall compensation package and will provide you with the opportunity to set aside a substantial source of retirement income for your later years.